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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                   For the fiscal year ended December 31, 2000

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 [NO FEE REQUIRED].


               For the transition period from ________ to _______


                         Commission File Number 1 - 6986
                                                --------



                      PUBLIC SERVICE COMPANY OF NEW MEXICO
                     MASTER EMPLOYEE SAVINGS PLAN AND TRUST
                            (Full title of the plan)



                      Public Service Company of New Mexico
                                (Name of issuer)

                                 Alvarado Square
                          Albuquerque, New Mexico 87158
                (Address of issuer's principal executive office)

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


Table of Contents

                                                                            Page

Report of Independent Public Accountants                                      1
Financial Statements:
  Statements of Net Assets Available for Benefits
   as of December 31, 2000 and 1999                                           2
  Statement of Changes in Net Assets Available for Benefits
   for the Year Ended December 31, 2000                                       3
Notes to Financial Statements and Supplemental Schedule                       4
Supplemental Schedule
  Schedule I:     Line 4(i) - Schedule of Assets Held for Investment
  Purposes - December 31, 2000                                                9

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
Public Service Company of New Mexico
Master Employee Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the PUBLIC SERVICE COMPANY OF NEW MEXICO MASTER EMPLOYEE SAVINGS PLAN AND TRUST (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.


                                                    ARTHUR ANDERSEN LLP

Albuquerque, New Mexico
May 18, 2001

PUBLIC SERVICE COMPANY OF NEW MEXICO
MASTER EMPLOYEE SAVINGS PLAN AND TRUST

Statements of Net Assets Available for Benefits

                                                                   As of December 31,
                                                          --------------------------------------
                                                                2000                1999
                                                                ----                ----
Investments, at fair value:
Shares of registered investment companies -
   Vanguard Windsor Fund                                      $ 26,547,562         $ 28,747,270
   Vanguard PRIMECAP Fund                                       25,786,971           15,068,251
   Vanguard 500 Index Fund                                      20,310,378           19,671,401
   Vanguard Wellington Fund                                     18,329,025           17,707,836
   Vanguard Treasury Money Market Fund                          17,252,426           16,234,223
   Vanguard U.S. Growth Fund                                    16,291,731           16,818,518
   Vanguard International Growth Fund                            5,668,548            4,977,895
   Vanguard Windsor II Fund                                      5,274,160            4,745,954
   Vanguard Long-Term Treasury Fund                              4,518,280            3,571,417
   Vanguard LifeStrategy Growth Fund                             3,178,361            2,376,485
   Vanguard Strategic Equity Fund                                3,065,760            2,152,680
   Vanguard Asset Allocation Fund                                2,996,784            2,532,065
   Vanguard LifeStrategy Moderate Growth Fund                    2,370,260            2,047,641
   Vanguard Short-Term Corporate Fund                            2,136,520            1,859,515
   Vanguard Prime Money Market Fund                              1,718,938            1,848,088
   Vanguard LifeStrategy Conservative Growth Fund                  810,024              699,960
   Vanguard LifeStrategy Income Fund                               437,633              407,558
   PIMCO Funds: Total Return Fund; Administrative                  426,481              243,815
                                                          -----------------   ------------------

                                                               157,119,842          141,710,572

PIMCO StocksPLUS Fund- Admin Class                               1,486,718            1,451,175
Public Service Company of New Mexico Common Stock Fund           5,297,626            3,811,229
Participant Loans                                                5,943,970            5,727,151
                                                          -----------------   ------------------

         Total investments                                     169,848,156          152,700,127
                                                          -----------------   ------------------

Receivables:
   Employer contribution receivable                                422,033              103,531
   Employee contributions receivable                               358,568                    -
                                                          -----------------   ------------------

         Total receivables                                         780,601              103,531

                                                          -----------------   ------------------

Net Assets Available for Benefits                            $ 170,628,757        $ 152,803,658
                                                          =================   ==================


The accompanying notes to financial statements are an integral part of this statement.

PUBLIC SERVICE COMPANY OF NEW MEXICO
MASTER EMPLOYEE SAVINGS PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits



                                                               Year Ended
                                                           December 31, 2000

Additions to Net Assets:
   Investment income:
     Interest and dividend income                               $   14,160,804
     Net depreciation in fair value of investments                  (9,752,379)
                                                              -----------------

       Investment income                                             4,408,425
                                                              -----------------

Contributions:
   Participants' contributions                                      12,199,095
   Employer's contributions                                          8,660,081
                                                              -----------------

       Total contributions                                          20,859,176

Other additions                                                          1,877
                                                              -----------------

       Total additions                                              25,269,478
                                                              -----------------

Deductions from Net Assets:
   Benefits paid to participants                                     7,376,391
   Administrative expenses                                              67,988
                                                              -----------------


       Total deductions                                              7,444,379
                                                              -----------------


       Net increase in net assets available for benefits            17,825,099

Net Assets Available for Benefits, beginning of year               152,803,658
                                                              -----------------


Net Assets Available for Benefits, end of year                   $ 170,628,757
                                                              =================




The accompanying notes to financial statements are an integral part of this statement.

PUBLIC SERVICE COMPANY OF NEW MEXICO
MASTER EMPLOYEE SAVINGS PLAN AND TRUST

Notes to Financial Statements
December 31, 2000 and 1999


1.   Plan Description

The following description of the Public Service Company of New Mexico (the "Company") Master Employee Savings Plan and Trust (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

     a.  General

     The Plan is a defined contribution plan covering all employees of the Company who meet the eligibility requirements as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Plan was amended and restated on April 22, 1997. Effective January 1, 1998, the Plan amendment provided for the following: immediate participation in the Plan by all employees upon employment; employees must complete one year of employment in order to receive a Company contribution; Company matching contributions of 75% of participant's contributions up to 6% of their eligible compensation (maximum contribution of 4.5%); an additional Company contribution of 3% of participant's eligible compensation, regardless of other Company matching contributions; immediate vesting in employee and employer contributions; addition of loan and hardship withdrawal features; portable benefits; expanded fund investment options; the sharing of Plan funding by the Company and employee and investment risk and/or benefit are with the employee.

     The retirement benefit provided by this Plan is dependent upon the contributions made by the employee, including any Company match, and the rate of return on the investments (risk and benefit). Should an employee not participate in the matching contributions, a retirement benefit will be provided by the 3% non-matching contribution made by the Company. Should an employee take full advantage of the matching portions by contributing the 6%, a retirement benefit of 13.5% can be accrued each year along with any investment gain or loss.

     b.  Contributions and Vesting

     Eligible employees can contribute an amount up to 17.5%, but not less than 1%, of compensation as defined by the Plan, limited by requirements of the Internal Revenue Code ("IRC") and the nature of the participant contribution. Participants are fully vested in their contributions and earnings thereon. There were no forfeitures during the Plan year.

     c.  Benefits

     Upon termination of service for any reason, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution or a combination of a lump-sum payment and a direct rollover contribution to another qualified plan.

     d.  Participant Accounts

     Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income and expenses and the participant's contribution. Allocations are based on participant account balances, as defined in the Plan.

     e.  Investment Options

     During the plan year ending December 31, 2000, participants were able to allocate their contributions among various investment options.

     f.  Participant Loans

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum aggregate equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years. Loans for the purchase of a primary residence may be repaid over a longer period of time, as determined by a committee established to administer the Plan (the "Committee"). All loans shall be repaid with a substantially level amortization of both principal and interest on a schedule prescribed by the Committee with payments made at least quarterly. The loans are secured by 50% of the balance in the participant's account and bear interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, as determined by the Committee. Interest rates on outstanding loans at December 31, 2000 range from 8.00% to 9.37%.

2.   Summary of Significant Accounting Policies

     a.  Basis of Presentation

     The accompanying financial statements have been prepared using the accrual basis of accounting.

     b.  Income Recognition

     Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

     c.  Investment Valuation

     Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are reflected on a trade-date basis.

     d.  Risks and Uncertainties

     Investments are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

     The Vanguard International Growth Fund invests in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks included devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

     e.  Administrative Expenses

     The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees.

     f.  Payment of Benefits

     Benefits are recorded when paid.

     g.  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3.       Investments

The fair market value of individual investments as of December 31, 2000 and 1999, that represent five percent or more of the Plan's net assets at their respective year-ends are as follows:

                                                     2000                1999
                                         -------------------  ------------------

    Vanguard Windsor Fund                      $ 26,547,562         $28,747,270
    Vanguard PRIMECAP Fund                       25,786,971          15,068,251
    Vanguard 500 Index Fund                      20,310,378          19,671,401
    Vanguard Wellington Fund                     18,329,025          17,707,836
    Vanguard Treasury Money Market Fund          17,252,426          16,234,223
    Vanguard U.S. Growth Fund                    16,291,731          16,818,518
    Other                                        45,330,063          38,452,628
                                         -------------------  ------------------

                                               $169,848,156       $ 152,700,127
                                         ===================  ==================

During 2000 and 1999, the Plan's investments in assets other than temporary investments and participant loans (depreciated) appreciated in fair value as follows:

                                                  2000                1999
                                         -------------------  ------------------

    Registered investment companies          $ (11,636,687)        $ 7,327,414
    Company stock fund                           2,164,061          (1,057,806)
    Master trust                                  (279,753)            (21,786)
                                         -------------------  ------------------

                                               $(9,752,379)        $ 6,247,822
                                         ===================  ==================

The net (depreciation) appreciation in fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation).


4.       Tax Status

The Internal Revenue Service ("IRS") has issued a determination letter dated October 27, 1997, verifying that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. The Company will re-submit the Plan and will submit any amendments thereto to the IRS in a timely manner and will make all changes required by the IRS to maintain the Plan's qualification.

5.       Party-In-Interest Transactions

The Plan presently holds shares of the Company's stock, and the Plan is being amended to allow participants to invest their accounts in a company stock fund. In addition, certain Plan investments are shares of funds managed by Vanguard Group. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard Group, is the Trustee as defined by the Plan, and therefore, these transactions are party-in-interest transactions. Participant fees and administrative fees amounted to $67,988 during plan year 2000.

6.       Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances remaining after the final allocation of expenses and fund profits or losses.



PUBLIC SERVICE COMPANY OF NEW MEXICO
MASTER EMPLOYEE SAVINGS PLAN AND TRUST

Line 4(i) - Schedule of Assets Held for Investment Purposes
December 31, 2000

Identity of Party Involved                        Description of Investment              Value

Vanguard Group:
*  Vanguard Windsor Fund                          Registered investment company    $ 26,547,562
*  Vanguard PRIMECAP Fund                         Registered investment company      25,786,971
*  Vanguard 500 Index Fund                        Registered investment company      20,310,378
*  Vanguard Wellington Fund                       Registered investment company      18,329,025
*  Vanguard Treasury Money Market Fund            Registered investment company      17,252,426
*  Vanguard U.S. Growth Fund                      Registered investment company      16,291,731
*  Vanguard International Growth Fund             Registered investment company       5,668,548
*  Vanguard Windsor II Fund                       Registered investment company       5,274,160
*  Vanguard Long-Term Treasury Fund               Registered investment company       4,518,280
*  Vanguard LifeStrategy Growth Fund              Registered investment company       3,178,361
*  Vanguard Strategic Equity Fund                 Registered investment company       3,065,760
*  Vanguard Asset Allocation Fund                 Registered investment company       2,996,784
*  Vanguard LifeStrategy Moderate Growth Fund     Registered investment company       2,370,260
*  Vanguard Short-Term Corporate Fund             Registered investment company       2,136,520
*  Vanguard Prime Money Market Fund               Registered investment company       1,718,938
*  Vanguard LifeStrategy Conservative Growth Fund Registered investment company         810,024
*  Vanguard LifeStrategy Income Fund              Registered investment company         437,633
*  PIMCO Funds: Total Return Fund; Administrative Registered investment company         426,481
*  PIMCO StocksPLUS Fund- Admin Class             Master trust                        1,486,718
*  Public Service Company of New Mexico Common    Company stock fund                  5,297,626
     Stock Fund
*  Participant Loans                              Loans                               5,943,970
                                                                                ----------------

                                                                                  $ 169,848,156
                                                                                ================


*  Represents a party-in-interest

EXHIBITS FILED.



Exhibit No.              Description
-----------              -----------

23.1                     Consent of Independent Public Accountants

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                        PUBLIC SERVICE COMPANY OF NEW MEXICO
                                        MASTER EMPLOYEE SAVINGS PLAN AND TRUST
                                                      (Name of Plan)


Date:  May 24, 2001                  By          /s/ Ramon M. Gonzales
                                        ----------------------------------------
                                        Ramon M. Gonzales
                                        Chairperson, MESP Committee